Exhibit I-2

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquirer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

May 10, 2012

Company Name:	JFE Holdings, Inc. (code for TSE, OSE & NSE 1st sections: 5411)
Representative:	Hajime Bada, President and CEO
Contact:	Gaku Takahashi, Manager, Public Relations Sec., General Administration Dept.
Tel: +81-3-3597-3842

Company Name:	JFE Shoji Trade Corporation (code for TSE 1st section: 8110)
Representative:	Mikio Fukushima, President
Contact:	Kunihiko Utata, General Manager, General Affairs Dept.
Tel: +81-3-5203-5055

To whom it may concern:

Execution of Share Exchange Agreement to Turn JFE Shoji Trade

into Wholly Owned Subsidiary of JFE Holdings through Share Exchange

JFE Holdings, Inc. (hereinafter “JFE Holdings”) and JFE Shoji Trade Corporation (hereinafter “JFE Shoji Trade”) announced that their respective boards of directors have resolved to execute a Share Exchange Agreement that would turn JFE Holdings into the wholly owning parent company and JFE Shoji Trade into a wholly owned subsidiary. The agreement accords with previous announcements regarding the Execution of Memorandum of Understanding to Turn JFE Shoji Trade into Wholly Owned Subsidiary of JFE Holdings through Share Exchange issued on October 26, 2011 and the Notification of Revised Schedule for JFE Shoji Trade’s Conversion into Wholly Owned Subsidiary of JFE Holdings through Share Exchange issued on November 29, 2011.

The Share Exchange is subject to approval at the required shareholders meeting, followed by notification to relevant authorities, including those overseas, and then obtaining official approval and licensing. This Share Exchange will be effective on October 1, 2012.

Prior to the effective date of the Share Exchange, JFE Shoji Trade will be delisted on September 26, 2012 (the last day of trade is September 25, 2012).

1. Purpose of Share Exchange

The JFE Group operates under JFE Holdings, which formulates business strategy for the group. The group comprises four operating companies in the fields of steel, engineering, shipbuilding and LSIs, which are guided by their respective managements and operate in accordance with their respective needs. The environment surrounding the group is becoming increasingly severe, due to weak and shrinking domestic demand, the strong yen and soaring prices of raw materials. In response, JFE Holdings, its operating company JFE Steel Corporation (“JFE Steel”), and JFE Shoji Trade agreed to revise the capital structure of JFE Shoji Trade to leverage its trading-company functions throughout the group.

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JFE Shoji Trade will be delisted on September 26, 2012, three business days before the Share Exchange becomes effective, and then turned into a wholly owned subsidiary of JFE Holdings on October 1, 2012 through the Share Exchange.

Turning JFE Shoji Trade into a direct subsidiary of JFE Holdings will enable JFE Steel, JFE Engineering Corporation and, Universal Shipbuilding Corporation, which is planned to become Japan Marine United Corporation on October 1, 2012 through consolidation with IHI Marine United Inc., to leverage the company’s special capabilities in areas such as market research, marketing and project management in fields including project facilitation, new customer development and global procurements. Closer consultation and broader cooperation between operating companies and JFE Shoji Trade will enable the group to make faster decisions and realize its full strength.

The JFE Group is looking to improve its competitiveness both in the Japanese and international steel business by restructuring and streamlining its overall supply chains for steel production and sales, from raw materials procurement, production and processing to distribution and global expansion.

JFE Shoji Trade, the group’s core trading company, will work aggressively to expand the group’s overall business in steel and other segments while also maintaining and expanding existing businesses.

As a result, the JFE Group expects to enhance both its presence in the global market and its corporate value, and thereby respond to the expectations of JFE Holdings shareholders, including JFE Shoji Trade shareholders who eventually will become JFE Holdings shareholders.

2. Outline of Share Exchange

(1) Share Exchange Schedule

May 10, 2012	Meetings of boards of directors to formally approve share exchange agreement
May 10, 2012	Execution of share exchange agreement
June 28, 2012 (planned)	General meeting of shareholders to approve share exchange agreement (JFE Shoji Trade)
September 26, 2012 (planned)	Date of delisting (JFE Shoji Trade)
October 1, 2012 (planned)	Effective date of share exchange

Note:   The Share Exchange schedule may change due to factors such as permission, registration or notification concerning authorities in Japan or foreign countries.

(2) Method of Share Exchange

Through the Share Exchange, JFE Holdings will become the wholly owning parent company of JFE Shoji Trade, which will become a wholly owned subsidiary. Shareholders of JFE Shoji Trade will be allotted treasury shares held by JFE Holdings in consideration of the Share Exchange.

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The Share Exchange must be approved at a general meeting of shareholders of JFE Shoji Trade. JFE Holdings would then execute a simplified Share Exchange that does not require its shareholders’ approval, pursuant to Article 796, Paragraph 3 of the Companies Act.

(3) Ratio of Allotment in Connection with Share Exchange (“Share Exchange Ratio”)

	JFE Holdings (Wholly owning parent company)	JFE Shoji Trade (Wholly owned subsidiary)
Allotment of shares in share exchange	1	0.268
Number of JFE Holdings shares to be allotted in share exchange	Common stock: 63,382,537 shares (tentative)

Note 1: Share Exchange Ratio

Under the agreement, 0.268 shares of common stock of JFE Holdings will be allotted for each share of common stock of JFE Shoji Trade.

Note 2: Number of shares to be delivered in share exchange

In the Share Exchange, JFE Holdings will allot shares of its common stock to the shareholders of JFE Shoji Trade immediately preceding the time at which it acquires all issued shares of JFE Shoji Trade (“Base Time”) in a ratio of 0.268 shares of common stock for each share of JFE Shoji Trade held by the shareholders, except JFE Holdings, as a consideration for the shares of JFE Shoji Trade held by such shareholders.

The number of shares of common stock of JFE Holdings that will be allotted under the Share Exchange is calculated as the number of issued and outstanding shares of JFE Shoji Trade common stock (236,777,704 shares) and the number of shares of JFE Shoji Trade treasury stock that JFE Shoji Trade holds (275,699 shares) as of April 1, 2012.

In addition, in accordance with a resolution by the board of directors of JFE Shoji Trade in a meeting to be held by not later than the day immediately preceding the effective date of the Share Exchange, JFE Shoji Trade plans to cancel, at the time immediately preceding the Base Time, all treasury stock that it will have acquired (“treasury stock” does not include that to be acquired by purchase of shares due to dissenting shareholders’ share purchase demands made in connection with the Share Exchange under the provisions of Article 785 of the Companies Act) immediately preceding the Base Time.

Therefore, the number of shares of common stock of JFE Holdings to be delivered through the Share Exchange may be subject to change in the future due to reasons such as the acquisition and cancellation of treasury stock by JFE Shoji Trade.

Note 3: Treatment of shares constituting less than one trading unit

Shareholders of JFE Shoji Trade who hold shares of JFE Holdings constituting less than one trading unit (less than 100 shares) subsequent to the Share Exchange may not sell such shares in any stock exchange market, but they may use any of the following procedures on and after the effective date of the Share Exchange.

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(i) Procedure to request additional purchase of shares constituting less than one trading unit (resulting in accumulation of one full trading unit)

In accordance with the provisions of Article 194 of the Companies Act, etc., this is a procedure whereby shareholders of JFE Holdings who own shares of JFE Holdings constituting less than one trading unit may purchase from JFE Holdings a number of shares that would, together with their number of shares amounting to less than one trading unit, constitute one full trading unit of shares (100 shares).

(ii) Procedure to request purchase of shares constituting less than one trading unit by the issuer (sale of shares constituting less than one trading unit)

In accordance with the provisions of Article 192 of the Companies Act, etc., this is a procedure whereby shareholders of JFE Holdings owning shares of JFE Holdings amounting to less than one trading unit may request that JFE Holdings purchase said shares.

Note 4: Treatment of fractions that are less than one share

When the number of shares of common stock of JFE Holdings to be allotted to each shareholder of JFE Shoji Trade upon the Share Exchange includes fractions that are less than one share, in accordance with the provisions of Article 234 of the Company Law, JFE Holdings will allot to each such shareholder the cash amount equivalent to such fractions.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

None

3. Basis for Calculating Share Allocations for Stock Exchange

(1) Basis of Calculation

In order to ensure fairness and appropriateness of the Share Exchange Ratio, JFE Holdings and JFE Shoji Trade separately selected a third-party institution for calculation of the Share Exchange Ratio. JFE Holdings selected Nomura Securities Co., Ltd. (“Nomura Securities”) and JFE Shoji Trade selected Mizuho Securities Co., Ltd. (“Mizuho Securities”).

For the common shares of JFE Holdings and JFE Shoji Trade, Nomura Securities applied the average market share price method in consideration of the fact that both companies’ common shares have a market price, analyses of comparable companies and the discounted cash flow (DCF) method. On the assumption that the per-share value of common stock of JFE Holdings is one (1), the calculation ranges of Share Exchange Ratio based on each method are as follows:

Calculation Method	Range of Calculated Exchange Ratios
Average Market Share Price Method (Date 1)	0.237 – 0.278
Average Market Share Price Method (Date 2)	0.186 – 0.225
Comparable Company Analyses	0.090 – 0.113
DCF Method	0.221 – 0.319

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For the average market share price method, two valuation dates were set. Valuation Date 1 was set as May 8, 2012 and Valuation Date 2 was set as October 25, 2011, the business day preceding the issuance of the “Execution of Memorandum of Understanding to Turn JFE Shoji Trade into Wholly Owned Subsidiary of JFE Holdings through Share Exchange.” The figures used were the closing prices on the First Section of the Tokyo Stock Exchange on each valuation date and the average closing prices for the periods one week, one month, three months and six months before each valuation date.

In calculating the Share Exchange Ratio, Nomura Securities relied on information about both companies provided by JFE Holdings as well as information generally available to the public. Nomura Securities has assumed that all such information and materials are accurate and complete and has therefore not conducted any independent investigation to verify the accuracy of such information and materials. Nomura Securities has not conducted any analysis or evaluation of the assets and liabilities of the parties or their related parties (including contingent liabilities) and has not conducted, nor requested any third-party financial institution to conduct, any independent valuation or appraisal of such assets and liabilities. Further, Nomura Securities worked under the assumption that the financial forecasts provided by the parties were produced in a reasonable manner using the best available information and judgments at the times the forecasts were made. The Share Exchange Ratio calculation provided by Nomura Securities is based on information and economic conditions as of May 8, 2012.

It is noted that the financial plans provided separately by JFE Holdings and JFE Shoji Trade to Nomura Securities as the basis of calculations used in the DCF method include fiscal years with significant increases in profit. This is because JFE Holdings forecasts cost reductions due to the enhancement of its domestic profit base and increases in steel demand, mainly from emerging countries.

Also, as described in 3. (5) Measures to Ensure Fairness, Nomura Securities submitted an opinion letter (i.e., fairness opinion letter) dated May 9, 2012 to JFE Holdings’ board of directors by their request, which states that the Share Exchange Ratio is reasonable from the financial perspective of JFE Holdings, subject to the respective assumptions above and certain other assumptions.

Meanwhile, Mizuho Securities applied the market price standard method in consideration of the fact that both companies’ common shares have a market price, the analysis of comparable companies and the DCF method for the common shares of JFE Holdings and separately for JFE Trade. The valuation date was set at May 8, 2012, and the figures used were the closing prices on the First Section of the Tokyo Stock Exchange on the valuation date and the average closing prices for the periods one month, three months and six months before the valuation date.

Calculation Method	Range of Calculated Exchange Ratios
Market Price Standard Method	0.237 – 0.259
Comparable Companies Analysis	0.196 – 0.277
DCF Method	0.210 – 0.309

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In calculating the Share Exchange Ratio, Mizuho Securities relied on information provided by each party as well as information generally available to the public. Mizuho Securities has assumed that all such information and materials are accurate and complete and has therefore not conducted any independent investigation to verify the accuracy of such information and materials. Mizuho Securities has not conducted any analysis or evaluation of the assets and liabilities of the parties or their related parties (including off-balance sheet assets and liabilities, and other contingent liabilities) and has not conducted, nor requested any third-party financial institution to conduct, any independent valuation or appraisal of such assets and liabilities. Further, Mizuho Securities worked under the assumption that the financial forecasts provided by the parties were produced in a reasonable manner using the best available information and judgments at the times the forecasts were made. The Share Exchange Ratio calculation provided by Mizuho Securities is based on such information provided as of May 9, 2012.

It is noted that each financial plan provided by JFE Holdings and JFE Shoji Trade to Mizuho Securities as the basis of calculations in connection with the DCF method, fiscal years with significant increases in profit are included. This is because JFE Holdings forecasts cost reductions due to the enhancement of its domestic profit base and increases in steel demand, mainly from emerging countries.

As described in 3. (5) Measures to Ensure Fairness, Mizuho Securities submitted an opinion letter (i.e., fairness opinion letter) dated May 9, 2012 to JFE Shoji Trade, which states that the Share Exchange Ratio is reasonable from the financial perspective of JFE Trade’s shareholders, subject to certain assumptions and qualifications.

Note: JFE Shoji Trade, the surviving company of merger with JFE Shoji Holdings, conducted a technical listing of its shares on the Tokyo Stock Exchange on April 1, 2012, the “effective day of merger.” As a result, the closing prices of JFE Shoji Holdings (code: 3332) before the effective day and those of JFE Shoji Trade (code: 8110) from the effective day of the merger are used to calculate the value of JFE Shoji Trade, applying the average market share price method used by Nomura Securities and the market price standard method used by Mizuho Securities.

(2) Basis of Valuation

JFE Holdings and JFE Shoji Trade agreed to the Share Exchange Ratio provided above following extensive negotiations and discussions in consideration of the calculation results provided to each party by third-party financial institutions and their respective financial conditions, financial performance trends and stock movements. Also, both sides determined that the Share Exchange Ratio was also appropriate for the shareholders of each company. Therefore, at both company’s board of directors meeting held today, JFE Holdings and JFE Shoji Trade entered into the Share Exchange Agreement.

(3) Relationship with the Appraisers

Nomura Securities, the third-party appraiser for JFE Holdings, and Mizuho Securities, the third-party appraiser for JFE Shoji Trade, are both independent of JFE Holdings and JFE Shoji Trade, respectively. The appraisers are not related to JFE Holdings or JFE Shoji Trade, nor do they have any significant conflict of interest.

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(4) Prospects of Delisting and Alternative Measures

(i) Prospects of Delisting

Through the Share Exchange, JFE Shoji Trade is expected to delist its common shares according to the procedures prescribed in the securities-listing regulations of the Tokyo Stock Exchange.

(ii) Alternatives Measures

The purpose of the Share Exchange is as stated in “1. Purpose of Share Exchange.” It is not for the purpose of delisting JFE Shoji Trade. Even after shares of JFE Shoji Trade are delisted, shares of JFE Holdings common stock that are to be allotted to the shareholders of JFE Shoji Trade through the Share Exchange will be listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and Nagoya Stock Exchange, and such shares will be tradable on these stock exchanges after the Share Exchange.

JFE Holdings expects the shareholders of JFE Shoji Trade who receive at least one hundred shares (one trading unit of JFE Holdings shares) of JFE Holdings common stock through the Share Exchange will continue to hold liquid shares.

The shareholders of JFE Shoji Trade who receive less than one hundred shares of JFE Holdings common stock through the Share Exchange may not sell these shares on any of the above-mentioned stock exchanges because the amount would constitute less than one share trading unit. Such shareholders may choose to use, however, the procedure to request JFE Holdings to sell them additional shares constituting less than one trading unit, or the procedure to request JFE Holdings to buy their shares constituting less than one trading unit. For the details of these arrangements, see Note 3 in Section 2. (3) above. When the number of shares of JFE Holdings common stock to be allotted to each shareholder of JFE Shoji Trade upon the Share Exchange includes fractions that are less than one share, JFE Holdings plans to distribute to these shareholders cash in the amount equivalent to such fractions. For the details of such treatment, see Note 4 in Section 2. (3) above.

(5) Measures to Ensure Fairness

To ensure the fairness and appropriateness of the Share Exchange Ratio, as described in 3. (1) – (3), JFE Holdings, besides considering that fact that it already holds (indirectly) 39.38% of the outstanding shares of JFE Shoji Trade, decided to use Nomura Securities as its third-party institution to calculate the Share Exchange Ratio. In addition, JFE Holdings carefully considered the calculation results through a series of discussions and negotiations with JFE Shoji Trade. As a result, at its board of directors meeting today it resolved to execute the Share Exchange under the Share Exchange Ratio provided in 2. (3). Furthermore, JFE Holdings has received a fairness opinion letter dated May 9, 2012 from Nomura Securities which states that the Share Exchange Ratio is reasonable from the financial perspective of JFE Holdings, subject to the assumptions mentioned above and certain other assumptions.

JFE Shoji Trade, which also worked to ensure the fairness and appropriateness of the Share Exchange Ratio, as described in 3. (1) – (3), selected Mizuho Securities as its third-party institution to calculate the Share Exchange Ratio and carefully considered the calculation results through a series of discussions and negotiations with JFE Holdings. As a result, at its board of directors meeting today it resolved to execute the Share Exchange under the Share Exchange Ratio provided in 2. (3). Furthermore, JFE Shoji Trade received a fairness opinion letter dated May 9, 2012 from Mizuho Securities which provides that the Share Exchange Ratio is reasonable from the financial perspective of JFE Shoji Trade’s shareholders, subject to the respective assumptions above and certain other assumptions.

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In addition, JFE Holdings appointed Nagashima, Ohno & Tsunematsu and JFE Shoji Trade appointed Sato Sogo Law Office as their respective legal advisors and received legal advice relating to the appropriate procedures, decision-making methods and processes of the Share Exchange.

(6) Measures to avoid conflict of interest

Among the directors of JFE Shoji Trade, Mr. Mikio Fukushima, Mr. Tsutomu Yajima, Mr. Kohei Yoshioka and Mr. Toshihiro Kabasawa are from JFE Steel, the wholly owned subsidiary of JFE Holdings. Accordingly, to avoid any conflict with such interests, Mr. Fukushima, Mr. Yajima, Mr. Yoshioka and Mr. Kabasawa did not participate in the deliberations and voting on the resolution regarding the Share Exchange during the meeting of JFE Shoji Trade’s board of directors.

At the meeting of JFE Shoji Trade’s board of directors today, the Share Exchange Agreement was approved unanimously by all directors present except for those four directors. Outside auditors serving as independent auditors as specified in accordance with the rules of a financial instruments exchange and having no interest in JFE Holdings expressed no objection.

JFE Shoji Trade received an opinion brief from its legal advisor, Sato Sogo Law Office, relating to methods of corporate resolution and measures to avoid conflict of interest.

4. Outlines of the Share Exchange Companies

	Wholly owning parent company As of March 31, 2012	Wholly owned subsidiary As of April 1, 2012 (if not otherwise specified)
(1) Name	JFE Holdings Inc.	JFE Shoji Trade Corporation

(2) Location	2-2-3 Uchisaiwaicho, Chiyoda-ku, Tokyo, Japan	1-6-20 Dojima, Kita-ku, Osaka, Japan

(3) Name and title of representative	Hajime Bada, President and CEO	Mikio Fukushima, President

(4) Business	Governance and management of operating companies engaged in steel, engineering, shipbuilding, etc. by holding the shares of these companies	Primarily domestic trading and import/export of steel products, steelmaking materials, nonferrous metals, chemical products, machinery and marine vessels

(5) Capital	JPY 147,143 million	JPY 14,539 million

(6) Founded	September 27, 2002	January 5, 1954

(7) Issued Shares	614,438,399	236,777,704

(8) Fiscal Year End	March 31	March 31

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	Wholly owning parent company As of March 31, 2012	Wholly owned subsidiary As of April 1, 2012 (if not otherwise specified)
(9) Employees	54,962 (consolidated)	6,119 (consolidated) (JFE Shoji Holdings as of March 31, 2012)

(10) Major business relationships	Not applicable as pure holding company	Suppliers: JFE Steel Corporation, JFE Bars & Shapes Corporation, JFE Chemical Corporation Customers: JFE Steel Corporation, Hyundai Group, Kawasaki Kisen Kaisha, Ltd.

(11) Major banking relationships	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12) Major shareholders and ratio of shareholding	The Master Trust Bank of Japan, Ltd. (trust account) 6.52%, Japan Trustee Services Bank, Ltd. (trust account) 5.46%, Nippon Life Insurance Company 3.68%, Mizuho Corporate Bank, Ltd. 2.33%, The Dai-ichi Llife Insurance Company, Limited. 2.08%	JFE Steel Corporation 38.56%, Kawasaki Heavy Industries, Ltd. 2.72%, Mizuho Trust & Custody Bank, Ltd. as a trustee for Mizuho Trust retirement Benefits Trust Account for Kawasaki Heavy Industries 2.32%, Japan Trustee Services Bank, Ltd. (trust account) 2.03%

(13) Relationship between relevant companies	Capital relationship (as of March 31, 2012)	JFE Shoji Trade holds 0.12% of JFE Holdings’ shares. Also, as of April 1, 2012, wholly owned subsidiaries of JFE Holdings, including JFE Steel, hold 39.38% of JFE Shoji Trade’s shares.

	Personnel relationship (as of March 31, 2011)	None

	Business relationship (as of March 31, 2012)	None

	Status of related parties (as of March 31, 2012)	JFE Shoji Trade is a related party because it is an equity-method affiliate of JFE Steel, which is a wholly owned subsidiary of JFE Holdings.

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(14) Business performance and financial position in most recent three-year period

	JFE Holdings (consolidated)			JFE Shoji Holdings (consolidated)
Accounting period	Mar. 2010	Mar. 2011	Mar. 2012	Mar. 2010	Mar. 2011	Mar. 2012
Net assets	1,465,898	1,478,310	1,456,340	107,060	117,426	123,692
Total assets	3,918,317	3,976,644	4,007,263	526,788	571,364	576,493
Net assets per share (yen)	2,689.88	2,708.51	2,627.63	432.64	475.57	502.45
Net sales	2,844,356	3,195,560	3,166,511	1,811,887	2,011,526	2,086,595
Operating income	88,775	182,810	44,779	15,140	23,363	16,777
Ordinary income	69,289	165,805	52,977	14,491	23,783	17,283
Net income (loss)	45,659	58,608	(36,633)	7,506	13,645	12,108
Net income (loss) per share (yen)	86.35	110.73	(68.71)	31.78	57.79	51.29
Dividend per share (yen)	20.00	35.00	20.00	5.00	10.00	10.00

(million yen, if not otherwise specified)

Note:  Consolidated figures of JFE Shoji Holdings are provided because JFE Shoji Trade, the surviving company after the merger with its wholly owning parent company, JFE Shoji Holdings, effective on April 1, 2012, did not release financial statements during the periods above.

5. Status after Share Exchange

Wholly owning parent company As of March 31, 2012
(1)	Name	JFE Holdings Inc.
(2)	Location	2-2-3 Uchisaiwaicho, Chiyoda-ku, Tokyo, Japan
(3)	Name and title of representative	Hajime Bada, President and CEO
(4)	Business	Governance and management of operating companies engaged in steel, engineering, shipbuilding, etc. by holding the shares of these companies
(5)	Capital	JPY 147,143 million
(6)	Fiscal Year End	March 31
(7)	Net Assets	TBD
(8)	Total Assets	TBD

6. Overview of Accounting Treatment

The Share Exchange is expected to be treated as an “acquisition” under the Japanese Accounting Standards for Business Combinations. Goodwill, or negative goodwill, resulting from the Share Exchange is therefore expected, but the value is yet to be determined.

7. Future Prospects

As of now, the impact of the Share Exchange on JFE Holdings’ earnings in the current year has not been released. JFE Holdings will promptly disclose amendments to forecasts for future performance and other matters to be announced as they are determined.

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